Exhibit 99.1

MORGAN STANLEY & CO. LLC 1585 BROADWAY
NEW YORK, NY 10036-8293
(212) 761-4000
May 31, 2019

Accelerated Share Purchase Transaction

AAGES (AY Holdings) B.V.

Atrium Building, 8th Floor, Strawinskylaan 3127

1077 ZX Amsterdam, the Netherlands

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between Morgan Stanley & Co. LLC (“MSCO”) and AAGES (AY Holdings) B.V. (“Counterparty”) on the Trade Date specified below (the “Transaction”). This confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (as published by the International Swaps and Derivatives Association, Inc. (“ISDA”)) (the “Equity Definitions”) are incorporated into this Confirmation. The Transaction is a Share Forward Transaction for purposes of the Equity Definitions. Any reference to a currency shall have the meaning contained in Section 1.7 of the 2006 ISDA Definitions, as published by ISDA.

1. This Confirmation evidences a complete and binding agreement between MSCO and Counterparty as to the terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto. This Confirmation shall be subject to an agreement (the “Agreement”) in the form of the ISDA 2002 Master Agreement as if MSCO and Counterparty had executed an agreement in such form without any Schedule but with the following elections: (i) the “Cross Default” provisions of Section 5(a)(vi) of the Agreement shall apply to Dealer, with a “Threshold Amount” of 3% of shareholders’ equity of Dealer’s ultimate parent as of the Trade Date, and (ii) the Termination Currency shall be USD.

The Transaction shall be the only transaction under the Agreement. If there exists any ISDA Master Agreement between MSCO and Counterparty or any confirmation or other agreement between MSCO and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between MSCO and Counterparty, then, notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which MSCO and Counterparty are parties, the Transaction shall not be considered a transaction under, or otherwise governed by, such existing or deemed to be existing ISDA Master Agreement.

If there is any inconsistency between the Agreement, this Confirmation and the Equity Definitions, the following will prevail for purposes of the Transaction in the order of precedence indicated: (i) this Confirmation; (ii) the Equity Definitions; and (iii) the Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

Trade Date:	As specified in Schedule I

Buyer:	Counterparty

Seller:	MSCO

Shares:	Ordinary Shares, nominal value $0.10 per share, of Atlantica Yield plc (“Issuer”) (Ticker: AY)

Forward Price:	A price equal to the greater of (A)(i) the arithmetic mean (not a weighted average, subject to “Market Disruption Event” below) of the 10b-18 VWAP on each Calculation Date during the Calculation Period plus (ii) the Premium and (B) $8.50.

Premium:	As specified in Schedule I

10b-18 VWAP:	On any Calculation Date, a price per Share equal to the volume-weighted average price of the Rule 10b-18 eligible trades in the Shares for the entirety of such Calculation Date as determined by the Calculation Agent by reference to the screen entitled “AY <Equity> AQR SEC” or any successor page as reported by Bloomberg L.P. or any successor (without regard to pre-open or after-hours trading outside of any regular trading session for such Calculation Date or block trades (as defined in Rule 10b-18(b)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) on such Calculation Date), or, if the price displayed on such screen is clearly erroneous, as determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Calculation Period:	The period from, and including, the Calculation Period Start Date to, and including, the relevant Valuation Date.

Calculation Period Start Date:	As specified in Schedule I

Calculation Dates:	As specified in Schedule I

Initial Shares:	As specified in Schedule I

Initial Share Delivery Date:	As specified in Schedule I. On the Initial Share Delivery Date, Seller shall deliver to Buyer a number of Shares equal to the Initial Shares in accordance with Section 9.4 of the Equity Definitions, with the Initial Share Delivery Date being deemed to be a “Settlement Date” for purposes of such Section 9.4.

Prepayment:	Applicable

Prepayment Amount:	As specified in Schedule I

Prepayment Date:	As specified in Schedule I

Exchange:	NASDAQ Global Select Market

Related Exchange:	All Exchanges

Market Disruption Event:	The definition of “Market Disruption Event” in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words “at any time during the one hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be,” starting in the third line thereof.

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Notwithstanding anything to the contrary in the Equity Definitions, if any Scheduled Trading Day in the Calculation Period or the Buyer Settlement Valuation Period (each such Scheduled Trading Day, an “Observation Day”) is a Disrupted Day, the Calculation Agent may elect to take one or more of the following actions: (i) determine that such Observation Day is a Disrupted Day in whole, in which case the Calculation Agent shall exclude the 10b-18 VWAP on such Observation Day in determining the Forward Price or Buyer Settlement Price, as applicable, (ii) determine that such Observation Day is a Disrupted Day in part, in which case the Calculation Agent shall (x) determine the 10b-18 VWAP on such Observation Day based on Rule 10b-18 eligible trades in the Shares on such day taking into account the nature and duration of the relevant Market Disruption Event and (y) determine the Forward Price or Buyer Settlement Price, as applicable, using an appropriately weighted average of 10b-18 VWAPs instead of an arithmetic mean, and/or (iii) elect to (x) postpone the Scheduled Valuation Date (in the case of a disrupted Calculation Date) or (y) extend the Buyer Settlement Valuation Period (in the case of a Disrupted Day during the Buyer Settlement Valuation Period) by up to one Scheduled Trading Day for every Observation Day that is a Disrupted Day during the Calculation Period or Buyer Settlement Valuation Period, as applicable. For the avoidance of doubt, if the Calculation Agent takes the action described in clause (ii) above, then such Disrupted Day shall be an Observation Day for purposes of calculating the Forward Price or Buyer Settlement Price, as applicable.

Any Scheduled Trading Day on which, as of the date hereof, the Exchange is scheduled to close prior to its normal close of trading shall be deemed not to be a Scheduled Trading Day. If a closure of the Exchange prior to its normal close of trading is scheduled (x) on any Scheduled Trading Day during the Calculation Period or (y) on any Scheduled Trading Day during the Buyer Settlement Valuation Period, then such Scheduled Trading Day shall be deemed to be a Disrupted Day in full.

If a Disrupted Day occurs (or is deemed to occur) during the Calculation Period or the Buyer Settlement Valuation Period, as the case may be, and each of the five immediately following Scheduled Trading Days is a Disrupted Day (a “Disruption Event”), then the Calculation Agent, in its good faith and commercially reasonable discretion, may (x) deem the day such Disruption Event occurs and each consecutive Disrupted Day thereafter to be an Observation Day that is not a Disrupted Day and determine the 10b-18 VWAP for each such Observation Day using its good faith and commercially reasonable estimate of the value of the Shares on such day based on the volume, historical volatility and trading patterns and price of the Shares and such other factors as it deems appropriate and commercially reasonable to take into account or (y) treat such Disruption Event as an Additional Termination Event in respect of the Transaction, with Counterparty as the sole Affected Party and the Transaction as the sole Affected Transaction.

VALUATION:

Valuation Date(s):	The earlier of (i) the Scheduled Valuation Date and (ii) any earlier accelerated Valuation Date as a result of MSCO’s election in accordance with the immediately succeeding paragraph.

MSCO shall have the right, in its absolute discretion, to accelerate the Valuation Date, for the whole Transaction or only a part thereof, to any Scheduled Trading Day that is on or after the Lock-Out Date and prior to the Scheduled Valuation Date by notice (each such notice, an “Acceleration Notice”) to Counterparty by 9:00 p.m., New York City time, on the Exchange Business Day immediately following the accelerated Valuation Date (the “Acceleration Date”). MSCO shall specify in each Acceleration Notice the portion of the Notional Amount that is subject to acceleration. If the portion of the Notional Amount that is subject to acceleration is less than the full remaining Prepayment Amount, then the Calculation Agent shall make such mechanical or administrative adjustments to the terms of the Transaction as appropriate in order to take into account the occurrence of such Acceleration Date (including cumulative adjustments to take into account all prior Acceleration Dates).

Scheduled Valuation Date:	As specified in Schedule I, subject to postponement in accordance with “Market Disruption Event” above.

Lock-Out Date:	As specified in Schedule I

SETTLEMENT TERMS:

Physical Settlement:

Applicable. On any Valuation Date (including any Acceleration Date, if applicable), the Calculation Agent shall calculate the Settlement Amount for the relevant portion of the Transaction. The “Settlement Amount” for the Transaction is a number of Shares equal to (a) (i) the Notional Amount divided by (ii) the Forward Price minus (b) the Initial Shares, rounded to the nearest whole number of Shares.

If the Settlement Amount is positive, Seller shall deliver to Buyer a number of Shares equal to the Settlement Amount on the Settlement Date. If the Settlement Amount is negative, the provisions of Buyer Settlement shall apply.

Notional Amount:	As specified in Schedule I

Settlement Currency:	USD

Settlement Date:	The date that falls one Settlement Cycle after the relevant Valuation Date or Acceleration Date if prior to the Scheduled Valuation Date for the relevant portion of the Transaction (the final Settlement Date, the “Final Settlement Date”).

Buyer Settlement:	If the Settlement Amount is negative, Buyer may elect that the Buyer Share Settlement provisions apply in lieu of the Buyer Cash Settlement Method provisions by written notice to Seller, which notice shall be effective if received by Seller by the earlier of (i) the Scheduled Valuation Date and (ii) the Scheduled Trading Day immediately following the final Acceleration Date (such date, the “Buyer Election Date”).

Buyer Cash Settlement:	If Cash Settlement is applicable, then Buyer shall pay to Seller the absolute value of the Buyer Cash Settlement Amount on the Buyer Cash Settlement Payment Date.

Buyer Cash Settlement Amount:	An amount equal to (a) the aggregate of each negative Settlement Amount, multiplied by (b) the Buyer Settlement Price.

Buyer Settlement Price:	Subject to “Market Disruption Event” above, an amount equal to the arithmetic mean of the 10b-18 VWAP for each Scheduled Trading Day in the Buyer Settlement Valuation Period, plus USD 0.02.

Buyer Settlement Valuation Period:	A number of Scheduled Trading Days selected by the Calculation Agent, beginning on the Scheduled Trading Day immediately following the Valuation Date, subject to “Market Disruption Event” above.

Buyer Cash Settlement Payment Date:	The Currency Business Day immediately following the last day of the Buyer Settlement Valuation Period.

Buyer Share Settlement:	On the Final Settlement Date, Buyer shall deliver to Seller a number of Shares equal to the Buyer Share Settlement Percentage multiplied by the absolute value of the aggregate of each negative Settlement Amount. Buyer’s obligation under this provision shall be netted against any obligations of Seller under “Physical Settlement” above on the Final Settlement Date.

Buyer Share Settlement Percentage:	As specified in Schedule I

Other Applicable Provisions:	The last sentence of Section 9.2, Sections 9.8, 9.9, 9.10 and 9.11 (except that the Representation and Agreement contained in Section 9.11 of the Equity Definitions shall be modified by excluding any representations therein relating to restrictions, obligations, limitations or requirements under applicable securities laws) and Section 9.12 of the Equity Definitions will be applicable to the Transaction.

SHARE ADJUSTMENTS:

Potential Adjustment Event:	In addition to the events described in Section 11.2(e) of the Equity Definitions, the occurrence of a Disrupted Day (including due to the occurrence of a Regulatory Disruption) shall constitute a Potential Adjustment Event. In the case of any event described in the preceding sentence, the Calculation Agent may, in its commercially reasonable judgment, adjust any relevant terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such event.

Different Dividend:	For any calendar quarter, any dividend or distribution on the Shares with an ex-dividend date occurring during such calendar quarter (other than any dividend or distribution of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii)(A) of the Equity Definitions) (a “Dividend”) the amount or value of which (as determined by the Calculation Agent), when aggregated with the amount or value (as determined by the Calculation Agent) of any and all previous Dividends with ex-dividend dates occurring in the same calendar quarter, differs from the Ordinary Dividend Amount.

Ordinary Dividend Amount:	As specified in Schedule I

Extraordinary Dividend:	The per Share cash dividend or distribution, or a portion thereof, declared by the Issuer on the Shares that is classified by the board of directors of Issuer as an “extraordinary” dividend.

Consequences of Different Dividend:	If Issuer declares of any Different Dividend, the ex-dividend date for which occurs or is scheduled to occur during the Relevant Dividend Period (as defined below) for the Transaction, the Calculation Agent may make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such Different Dividend.

Early/Late Ordinary Dividend Payment:	If an ex-dividend date for any Dividend that is neither (x) a dividend or distribution of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii)(A) of the Equity Definitions nor (y) an Extraordinary Dividend, occurs during any calendar quarter occurring (in whole or in part) during the Relevant Dividend Period and such ex-dividend date is not on the Scheduled Ex-Dividend Date for such calendar quarter, the Calculation Agent shall make such adjustment to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such event.

Scheduled Ex-Dividend Dates:	As specified in Schedule I

Relevant Dividend Period:	The period from, and including, the Trade Date for the Transaction to, and including, the later of (i) the fifth Scheduled Trading Day following the Scheduled Valuation Date for the Transaction and (ii) the last day of any Buyer Settlement Valuation Period for the Transaction.

Method of Adjustment:	Calculation Agent Adjustment

EXTRAORDINARY EVENTS:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, the text in clause (i) thereof shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors)”.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Cancellation and Payment; provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange.

ADDITIONAL DISRUPTION EVENTS:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “, or announcement or statement of, the formal or informal interpretation”, (ii) replacing the word “Shares” where it appears in clause (X) thereof with the words “Hedge Position” and (iii) adding the words “, or holding, acquiring or disposing of Shares or any Hedge Position relating to,” after the word “under” in clause (Y) thereof; provided further that (i) any determination as to whether (A) the adoption of or any change in any applicable law or regulation (including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute) or (B) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, and (ii) Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the parenthetical beginning after the word “regulation” in the second line thereof the words “(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)”.

Failure to Deliver:	Applicable

Insolvency Filing:	Applicable

Hedging Disruption:	Applicable; provided, that any Hedging Disruption that would occur solely due to the deterioration of the creditworthiness of the Hedging Party relative to other comparable financial institutions will not be deemed a Hedging Disruption.

Increased Cost of Hedging:	Applicable

Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	As specified in Schedule I

Increased Cost of Stock Borrow:	Applicable; provided, that any Increased Cost of Stock Borrow that would occur solely due to the deterioration of the creditworthiness of the Hedging Party relative to other comparable financial institutions will not be deemed an Increased Cost of Stock Borrow.

Initial Stock Loan Rate:	As specified in Schedule I

Determining Party:	For all applicable events, MSCO

Hedging Party:	For all applicable events, MSCO

Non-Reliance:	Applicable

Agreements and Acknowledgments
Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Hedging Adjustments:	Whenever the Calculation Agent is called upon to make a determination, calculation or adjustment pursuant to the terms of this Confirmation or the Equity Definitions to take into account the effect of an event, the Calculation Agent shall make such determination, calculation or adjustment by reference to the effect of such event on MSCO with the Calculation Agent assuming that MSCO maintains a commercially reasonable Hedge Position in respect of the Transaction.

3. Calculation Agent: MSCO. For the avoidance of doubt, the Calculation Agent shall act in good faith and in a commercially reasonable manner and shall be subject to Section 1.40 of the Equity Definitions under which the Calculation Agent shall act in good faith and in a commercially reasonable manner with respect to all actions and determinations. In addition, the requirement to act in good faith and in a commercially reasonable manner shall also apply when MSCO is acting as the Hedging Party or as the Determining Party. Following any determination or calculation by the Calculation Agent hereunder, upon a written request by Counterparty, the Calculation Agent shall promptly (but in any event no later than five (5) Exchange Business Days following Counterparty’s receipt of such written request) provide to Counterparty a report displaying in reasonable detail the basis for such determination or calculation, as the case may be, it being understood and agreed that the Calculation Agent shall not be obligated to disclose any proprietary or confidential models or any other confidential or proprietary information, in each case, used by it for such determination or calculation.

4.	Account Details and Notices:

(a)	Account for delivery of Shares to Counterparty:

To be provided separately

(b)	Account for payments to Counterparty:

To be provided separately

(c)	Account for payments and delivery of Shares to MSCO:

To be provided separately.

(d)	For purposes of this Confirmation:

(i)	Address for notices or communications to Counterparty:

AAGES (AY Holdings) B.V.

Suite 100 – 354 Davis Road,

Oakville, ON, L7J 2X1

Attention: Rami Khadra

Treasury.Banking@algonquinpower.com

(ii)	Address for notices or communications to MSCO:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036-8293

Attention: Usman S. Khan

Email: Usman.S.Khan@morganstanley.com

With a copy to:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036-8293

Attention: Steven Seltzer

Email: Steven.Seltzer1@morganstanley.com

5.	Amendments to the Equity Definitions.

(a)

Section 11.2(a) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative effect on the theoretical value of the relevant Shares” and replacing them with the words “an economic effect on the Shares or the relevant Transaction”.

(b)

The first sentence of Section 11.2(c) of the Equity Definitions, prior to clause (A) thereof, is hereby amended to read as follows: ‘(c) If “Calculation Agent Adjustment” is specified as the Method of Adjustment in the related Confirmation of a Share Option Transaction or Share Forward Transaction, then, following the announcement or occurrence of any Potential Adjustment Event, the Calculation

Agent will determine whether such Potential Adjustment Event has an economic effect on the Transaction and, if so, will (i) make appropriate adjustment(s), if any, to any one or more of:’ and the portion of such sentence immediately preceding clause (ii) thereof is hereby amended by deleting the words “diluting or concentrative” and the words “(provided that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Share)” and replacing such latter phrase with the words “(including adjustments to account for changes in volatility, stock loan rate or liquidity relevant to the Shares or to the Transaction)”.

(c)

Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words “diluting or concentrative effect on the theoretical value of the relevant Shares” and replacing them with the words “economic effect on the Shares or the relevant Transaction”.

(d)

the definition of “Announcement Date” in Section 12.1(l) of the Equity Definitions is hereby amended by (a) replacing the words “a firm” with the word “any” in the fourth lines thereof, (b) replacing the words “voting shares” with the word “, voting power or Shares” in the fifth line thereof, (c) inserting the words “by any entity” after the word “announcement” in the fourth line thereof and (d) inserting the words “or to explore the possibility of purchasing or otherwise obtaining” after the word “obtain” in the fourth line thereof;

(e)	Section 12.3(d) of the Equity Definitions shall each be amended by replacing each occurrence of the words “Tender Offer Date” by “Announcement Date.”

(f)

Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “MSCO will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”.

(g)

Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (A) deleting (1) subsection (A) in its entirety, (2) the phrase “or (B)” following subsection (A) and (3) the phrase “in each case” in subsection (B); and (B) replacing the phrase “neither the Non-Hedging Party nor the Lending Party lends Shares” with the phrase “such Lending Party does not lend Shares” in the penultimate sentence.

(h)

Section 12.9(b)(v) of the Equity Definitions is hereby amended by deleting clause (X) in the final sentence; provided that Counterparty shall remake the representations set forth in Section 9(a)(i) to MSCO as of the date of such election to terminate the Transaction.

6.	Special Provisions for Acquisition Transaction Announcements.

(a)

If an Acquisition Transaction Announcement occurs on or prior to the final Valuation Date, then the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate (including, without limitation and for the avoidance of doubt, adjustments that would allow the Settlement Amount to be less than zero), at such time or at multiple times as the Calculation Agent determines appropriate, to account for the economic effect on the Transaction of such event (including adjustments to account for changes in volatility, stock loan rate, value of any commercially reasonable Hedge Positions in connection with the Transaction and liquidity relevant to the Shares or to such Transaction). If an Acquisition Transaction Announcement occurs after the Trade Date but prior to the Lock-Out Date, the Lock-Out Date shall be deemed to be the date of such Acquisition Transaction Announcement.

(b)

“Acquisition Transaction Announcement” means (i) the announcement of an Acquisition Transaction, (ii) an announcement that Issuer or any of its subsidiaries has entered into an agreement, a letter of intent or an understanding designed to result in an Acquisition Transaction, (iii) the announcement of the intention to solicit or enter into, or to explore strategic alternatives or other similar undertaking that may include, an Acquisition Transaction, (iv) any other announcement that in the reasonable judgment of the Calculation Agent is reasonably likely to result in an Acquisition Transaction or (v) any announcement subsequent to an Acquisition Transaction Announcement relating to an amendment, extension, withdrawal or other change to the subject matter of a prior Acquisition Transaction Announcement. For the avoidance of doubt, the term “announcement” as used in the definition of Acquisition Transaction Announcement refers to any public statement and/or any announcement related to an Acquisition Transaction, whether made by Issuer or a third party.

(c)

“Acquisition Transaction” means (i) any Merger Event (for purposes of this definition, the definition of Merger Event shall be read with the references therein to “100%” being replaced by “15%” and to “50%” by “75%” and without reference to the clause beginning immediately following the definition of Reverse Merger therein to the end of such definition), Tender Offer or Merger Transaction (as defined below) or any other transaction involving the merger of Issuer with or into any third party, (ii) the sale or transfer of all or substantially all of the assets or liabilities of Issuer, (iii) a recapitalization, reclassification, binding share exchange or other similar transaction, (iv) any acquisition, lease, exchange, transfer, disposition (including by way of spin-off or distribution) of assets or liabilities (including any capital stock or other ownership interests in subsidiaries) or other similar event by Issuer or any of its subsidiaries where the aggregate consideration transferable or receivable by or to Issuer or its subsidiaries exceeds 15% of the market capitalization of Issuer and (v) any transaction with respect to which Issuer or its board of directors has a legal obligation to make a recommendation to its shareholders in respect of such transaction (whether pursuant to Rule 14e-2 under the Exchange Act or otherwise).

7.	MSCO Adjustments.

In the event that MSCO reasonably determines that it is appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by MSCO, and including, without limitation, Rule 10b-18, Rule 10b-5, Regulations 13D-G and Regulations 14D-E, each under the Exchange Act (but provided that any such policies and procedures are related to legal, regulatory or self-regulatory issues and are generally applicable hereunder and in similar situations and are applied to the Transactions in a non-discriminatory manner)), for MSCO to refrain from purchasing Shares or engaging in other market activity or to purchase fewer than the number of Shares or to engage in fewer or smaller other market transactions than MSCO would otherwise purchase or engage in to maintain, establish or unwind a commercially reasonable hedge position (such determination, a “Regulatory Disruption”) on any Scheduled Trading Day(s) on or prior to the conclusion of the Potential Purchase Period (as defined below), then MSCO may, in its discretion, elect that a Market Disruption Event shall be deemed to have occurred and will be continuing on any such Scheduled Trading Day(s) and each such Scheduled Trading Day shall be a Disrupted Day (subject to “Market Disruption Event” above).

8.	Covenants.

Counterparty covenants and agrees that:

(a)

Until the end of the Potential Purchase Period (as defined below), neither it nor any of its affiliated purchasers (as defined in Rule 10b-18 under the Exchange Act, “Rule 10b-18”) shall directly or indirectly (which shall be deemed to include the writing or purchase of any cash-settled or other derivative transaction which references Shares or structured Share repurchase or other derivative with a hedging period, calculation period or settlement valuation period or similar period that overlaps with the

Transaction) purchase, offer to purchase, place any bid or limit order relating to a purchase of or commence any tender offer relating to Shares (or any security convertible into or exchangeable for Shares) without the prior written approval of MSCO or take any other action that would cause the purchase by MSCO of any Shares in connection with this Confirmation not to qualify for the safe harbor provided in Rule 10b-18 under the Exchange Act (assuming for the purposes of this paragraph that such safe harbor were otherwise available for such purchases). “Potential Purchase Period” means the period from, and including, the Trade Date to, and including, the latest of (i) the last day of any Buyer Settlement Valuation Period, (ii) the earlier of (A) the date five Exchange Business Days immediately following the last day of the Calculation Period and (B) the Scheduled Valuation Date and (iii) if an Early Termination Date occurs or the Transaction is cancelled pursuant to Article 12 of the Equity Definitions, a date determined by MSCO in its commercially reasonable discretion and communicated to Counterparty no later than the Exchange Business Day immediately following such date (or, in the absence of such communication, the date that is five Exchange Business Days immediately following such date).

The preceding paragraph shall not limit privately negotiated purchases of Shares by Counterparty or its affiliates (including, but not limited to block trades) and/or transactions directly with the Issuer that, in each case, would not be expected to result in public market activity in the Shares.

(b)

It will comply with all laws, rules and regulations applicable to it (including, without limitation, the Securities Act of 1933 (the “Securities Act”) and the Exchange Act) in connection with the transactions contemplated by this Confirmation.

(c)

Without limiting the generality of Section 13.1 of the Equity Definitions, it is not relying, and has not relied, upon MSCO or any of its representatives or advisors with respect to the legal, accounting, tax or other implications of this Confirmation and that it has conducted its own analyses of the legal, accounting, tax and other implications of this Confirmation, and that MSCO and its affiliates may from time to time effect transactions for their own account or the account of customers and hold positions in securities or options on securities of the Shares and that MSCO and its affiliates may continue to conduct such transactions during the term of this Confirmation.

(d)

It will not take any action that would cause a restricted period (as defined in Regulation M under the Exchange Act (“Regulation M”)) to be applicable to any purchases of Shares, or of any security for which Shares is a reference security (as defined in Regulation M), by Counterparty during the Potential Purchase Period.

(e)

It will not during the term of the Transaction make, or, to the extent within its control, permit to be made, any public announcement (as defined in Rule 165(f) under the Securities Act) of any Merger Transaction or potential Merger Transaction unless such public announcement is made prior to the open or after the close of the regular trading session on the Exchange for the Shares. “Merger Transaction” means any merger, acquisition or similar transaction involving a recapitalization of the Issuer as contemplated by Rule 10b-18(a)(13)(iv) under the Exchange Act. Counterparty acknowledges that any such public announcement may trigger the provision set forth in Section 7 above.

9.	Representations, Warranties, Acknowledgments, and Agreements.

(a)	Counterparty hereby represents and warrants to MSCO on the date hereof and on and as of the Initial Share Delivery Date that:

(i)

None of Counterparty and its officers and directors is aware of any material nonpublic information regarding Issuer or the Shares, and is entering into the Transaction in good faith and not as part of a plan or scheme to evade the prohibitions of federal securities laws, including, without limitation, Rule 10b-5 under the Exchange Act and (B) Counterparty agrees not to alter or deviate from the terms of this Confirmation or enter into or alter a corresponding or hedging transaction or position with respect to the Shares (including, without limitation, with respect to any securities convertible or exchangeable into the Shares) during the term of this Confirmation.

(ii)

Counterparty is not entering into the Transaction or making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress the price of the Shares (or any security convertible into or exchangeable for Shares) in violation of the federal securities laws.

(iii)

There have been no purchases of Shares in Rule 10b-18 purchases of blocks pursuant to the once-a-week block exception contained in Rule 10b-18(b)(4) by or for Counterparty or any of its affiliated purchasers during each of the four calendar weeks preceding the Trade Date and during the calendar week in which the Trade Date occurs (“Rule 10b-18 purchase”, “blocks” and “affiliated purchaser” each as defined in Rule 10b-18).

(iv)

Counterparty is not, and after giving effect to application of the Prepayment Amount will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(v)

Without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of the Agreement and any other documentation relating to the Agreement to which it is a party do not violate or conflict with any of the terms or provisions of any stockholders’ agreement, investor rights agreement, lockup agreement, registration rights agreement, co-sale agreement or other similar agreement binding on Counterparty or affecting Counterparty or any of its assets. Other than the filing with the Securities and Exchange Commission (the “SEC”) of an amended Schedule 13D to reflect the occurrence of this Transaction, no consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation.

(vi)

None of the transactions contemplated herein violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty or its affiliates, including, but not limited to, the Issuer’s window period policy.

(vii)	Counterparty is and, after giving effect to the Transaction, will be in compliance with its reporting obligations under Section 13 of the Exchange Act.

(viii)

Institutional Suitability. Counterparty (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (B) will exercise independent judgment in evaluating the recommendations of any MSCO, its affiliates or their respective associated persons, unless it has otherwise notified MSCO in writing; and (C) has total assets of at least $50 million as of the date hereof.

(ix)

Counterparty is as of the date hereof and the Prepayment Date, and after giving effect to the transactions contemplated hereby will be, Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (A) the present fair market value (or present fair saleable value) of the assets of Counterparty is not less than the total amount required to pay the liabilities of Counterparty on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured, (B) Counterparty is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business, (C) assuming consummation of the transactions as contemplated by this Confirmation, Counterparty is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature, (D) Counterparty is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which Counterparty is engaged, (E) Counterparty is not a defendant in any civil action that could reasonably be expected to result in a judgment that Counterparty is or would become unable to satisfy, (F) Counterparty is not “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code and (G) Counterparty would be able to purchase Shares with an aggregate purchase price equal to the Prepayment Amount in compliance with the corporate laws of the jurisdiction of its incorporation.

(x)

No state or local (including non-U.S. jurisdictions) law, rule, regulation or regulatory order applicable to the Shares would give rise to any reporting, consent, registration or other requirement (including without limitation a requirement to obtain prior approval from any person or entity) as a result of MSCO or its affiliates owning or holding (however defined) Shares.

(xi)	Counterparty is and, after giving effect to the Transaction, will be in compliance with its reporting obligations under Section 13 of the Exchange Act.

(xii)	Sanctions.

(A)

Neither Counterparty nor any of its subsidiaries is or will become a Sanctioned Person, and no individual or entity acting on behalf of Counterparty or any of its subsidiaries in the negotiation, execution, or implementation of this Confirmation is or will become a Sanctioned Person, in each case if such would result in a violation of, or constitute Sanctionable Activity under, Sanctions with respect to any individual or entity participating in the transactions contemplated by this Confirmation.

(B)

Counterparty represents and warrants that Counterparty will not, directly or indirectly, use the proceeds of the Transaction, or lend, contribute or otherwise make available such proceeds, to any subsidiary, agent, joint venture partner, or other individual or entity:

(a)	to fund or facilitate any activities or business of, with, in, or relating to any Sanctioned Person or Sanctioned Territory, or

(b)	in any other manner,

in each case if such would result in a violation of, or constitute Sanctionable Activity under, Sanctions with respect to any individual or entity in connection with the transactions contemplated by this Confirmation.

(C)

Counterparty shall not permit any Sanctioned Person or Sanctioned Territory to have any direct or indirect interest in or connection to any funds repaid or remitted by Counterparty in connection with this Confirmation that would result in a violation of Sanctions by, Sanctionable Activity by, or a restriction on the use of such funds with respect to, any individual or entity participating in the transactions contemplated hereby.

(D)

The parties acknowledge and agree that the provisions of this Paragraph 2(f)(xiv) apply only to the transactions contemplated by this Confirmation and are not intended to restrict or prohibit any party from dealing with any individual or entity using means and resources not implicating this Confirmation. The parties further acknowledge and agree that any breach of this 2(f)(xiv) would constitute a material change to the expected allocation of commercial risks and benefits pursuant to this Confirmation.

For purposes of this Paragraph 2(f)(xiv):

“Sanctionable Activity” means any condition or activity specifically identified under any Sanctions as constituting a basis for the imposition of Sanctions against a person engaged in such activity or described by such condition.

“Sanctioned Territory” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means any individual or entity with whom dealings in the transaction contemplated under this Confirmation is restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of individuals or entities subject to Sanctions, (b) being located, organized, or resident in, or directly or indirectly owned or controlled by the government of, any Sanctioned Territory, or (c) any direct or indirect relationship of ownership, control, or agency with, or any direct or indirect commercial dealings with, an individual or entity described in (a) or (b).

“Sanctions” means all national and supranational laws, regulations, decrees, orders, or other acts with force of law of the United States, the United Kingdom, or the European Union, or United Nations Security Council resolutions, concerning trade and economic sanctions including embargoes; the freezing or blocking of assets of targeted individuals or entities; or other restrictions on exports, imports, investment, payments, or other transactions targeted at particular individuals, entities or countries, including any Laws threatening to impose such trade and economic sanctions on any person for engaging in proscribed or targeted behavior.

(xiii)

(A) Counterparty is a sophisticated, professional investor that has knowledge of, and has prior experience engaging in, transactions such as the Transaction and has made its own independent legal, tax, accounting and financial evaluation of the merits and risks of the Transaction, (B) Counterparty understands that MSCO is neither endorsing nor recommending the Transaction, (C) Counterparty has not relied on any representations, warranties or statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise of MSCO, its affiliates or any of their respective officers, directors, affiliates or employees in connection with the matters described in clauses (A) and (B) above, and (D) Counterparty has obtained what it considers adequate information in order to make an informed decision with respect to proceeding with the Transaction.

(b)

Counterparty acknowledges and agrees that the Initial Shares may be sold short to Counterparty. Counterparty further acknowledges and agrees that MSCO may purchase Shares in connection with the Transaction, which Shares may be used to cover all or a portion of such short sale or may be delivered to Counterparty. Such purchases and any other market activity by MSCO will be conducted independently of Counterparty by MSCO as principal for its own account. All of the actions to be taken by MSCO in connection with the Transaction shall be taken by MSCO independently and without any advance or subsequent consultation with Counterparty.

(c)

It is the intent of the parties that the Transaction comply with the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act, and the parties agree that this Confirmation shall be interpreted to comply with the requirements of such rule, and Counterparty shall not take any action that results in the Transaction not so complying with such requirements. Without limiting the generality of the preceding sentence, Counterparty acknowledges and agrees that (A) Counterparty does not have, and shall not attempt to exercise, any influence over how, when or whether MSCO effects any market transactions in connection with the Transaction and (B) neither Counterparty nor its officers or employees shall, directly or indirectly, communicate any information regarding Counterparty or the Shares to any employee of MSCO or its Affiliates, other than employees identified by MSCO to Counterparty in writing as employees not responsible for executing market transactions in connection with the Transaction. Counterparty also acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c) under the Exchange Act. Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty or any officer or director of Counterparty is aware of any material nonpublic information regarding Counterparty or the Shares.

(d)	Each of Counterparty and MSCO represents and warrants to the other that it is an “eligible contract participant” as defined in Section 1a(18) of the U.S. Commodity Exchange Act, as amended.

(e)

Each of Counterparty and MSCO acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof. Accordingly, it represents and warrants to the other party that (i) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment, (ii) it is an “accredited investor” as that term is defined in Regulation D under the Securities Act, (iii) it is entering into the Transaction for its own account and without a view to the distribution or resale thereof and (iv) the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act and is restricted under this Confirmation, the Securities Act and state securities laws.

10.	Acknowledgements of Counterparty Regarding Hedging and Market Activity.

Counterparty agrees, understands and acknowledges that:

(a)

During the period from (and including) the Trade Date to (and including) the Settlement Date, MSCO and its Affiliates may buy or sell Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative transactions in order to establish, maintain or adjust its Hedge Position with respect to the Transaction.

(b)

MSCO and its Affiliates also may be active in the market for the Shares or options, futures contracts, swaps or other derivative transactions relating to the Shares other than in connection with hedging activities in relation to the Transaction.

(c)

MSCO shall make its own determination as to whether, when and in what manner any hedging or market activities in Shares or other securities or transactions shall be conducted and shall do so in a manner that it deems appropriate to hedge its price and market risk with respect to the Transaction.

(d)

Any such market activities of MSCO and its Affiliates may affect the market price and volatility of the Shares, including the 10b-18 VWAP, the Forward Price, and the Buyer Settlement Price, each in a manner that may be adverse to Counterparty.

11.	Indemnification.

In the event that MSCO becomes involved in any capacity in any action, proceeding or investigation brought by or against any person in connection with any matter related to the breach of any representation, warranty or covenant of Counterparty under this Confirmation or the Transaction, Counterparty will reimburse MSCO for its reasonable legal and other expenses (including the cost of any investigation and preparation) as incurred in connection therewith. Counterparty also will indemnify and hold MSCO harmless against any losses, claims, damages or liabilities (each and collectively “Losses”) to which it may become subject in connection with any matter related to this Confirmation or the Transaction. If for any reason the foregoing indemnification is unavailable to MSCO or insufficient to hold it harmless, then Counterparty shall contribute to the amount incurred by MSCO as a result of such Losses in such proportion as is appropriate to reflect the relative fault of Counterparty on one hand and MSCO on the other hand with respect to such Losses and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of Counterparty under this Section 11 shall be in addition to any liability that Counterparty may otherwise have, shall extend upon the same terms and conditions to any Affiliate of MSCO and the partners, directors, officers, agents, employees and controlling persons (if any), as the case may be, of MSCO and any such Affiliate (each of such Affiliate, MSCO or such person, a “MSCO Person”) and shall be binding upon any successors or assigns of Counterparty, and shall inure to the benefit of any successors, assigns, heirs and personal representatives of each MSCO Person. Notwithstanding the foregoing, the reimbursement, indemnity, contribution and exculpation obligations of Counterparty under this Section 11 shall not apply for the benefit of any person to the extent that any Losses or expenses incurred by such person result from the gross negligence or bad faith of such person in effecting the Transaction. The foregoing provisions shall survive any termination or completion of the Transaction. The foregoing reimbursement, indemnity and contribution obligations of Counterparty shall be paid promptly in cash.

12.	Other Provisions.

(a)

Counterparty agrees and acknowledges that MSCO is a “financial institution,” “financial participant” and “swap participant” within the meaning of Sections 101(22), 101(22A) and 101(53C) of the Bankruptcy Code. The parties hereto further agree and acknowledge that it is the intent of the parties that (A) this Confirmation is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount,” “offset or net out” or “other transfer obligation” within the meaning of Section 362(b) of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546(e) of the Bankruptcy Code, (B) this Confirmation is a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “transfer” within the meaning of Section 546(g) of the Bankruptcy Code, (C) the rights given to MSCO under this Confirmation and under the Agreement upon the occurrence of an Event of Default with respect Counterparty constitute “contractual rights” to cause the liquidation, termination or acceleration of or the offset or net out termination values under or in connection with a “securities contract” and a “swap agreement”, (D) this Confirmation is a “master netting agreement’ as defined in 101(38A) of the Bankruptcy Code and (E)MSCO is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(o), 546(e), 546(g), 548(d)(2), 555, 560, and 561 of the Bankruptcy Code and .

(b)

Notwithstanding anything to the contrary herein, MSCO may, by prior notice to Counterparty, satisfy its obligation to deliver any Shares or other securities on any date due (an “Original Delivery Date”) by making separate deliveries of Shares or such securities, as the case may be, at more than one time on or prior to such Original Delivery Date, so long as the aggregate number of Shares and other securities so delivered on or prior to such Original Delivery Date is equal to the number required to be delivered on such Original Delivery Date. Any Shares delivered pursuant to this provision shall be included in the calculation of the Settlement Amount.

(c)

It shall constitute an Additional Termination Event with respect to which the Transaction is the sole Affected Transaction and Counterparty is the sole Affected Party if, at any time on or prior to the final Valuation Date, the price per Share on the Exchange, as determined by the Calculation Agent, is (x) at or below the Threshold Price (as specified in Schedule I) or (y) at or above the Maximum Threshold Price (as specified in Schedule I).

13.	Transfer and Assignment.

MSCO may transfer or assign its rights and obligations hereunder and under this Confirmation, in whole or in part, to any of its Affiliates of equivalent credit quality (or whose obligations are guaranteed by an entity of equivalent credit quality) upon notice to, but without the consent of, Counterparty.

14.	Governing Law; Jurisdiction; Waiver.

THIS CONFIRMATION AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS CONFIRMATION SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS. NOTHING IN THIS PROVISION SHALL PROHIBIT A PARTY FROM BRINGING AN ACTION TO ENFORCE A MONEY JUDGMENT IN ANY OTHER JURISDICTION.

EACH PARTY HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR THE ACTIONS OF THE OTHER PARTY OR THE OTHER PARTY’S AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

15.

The parties agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a Protocol Covered Agreement and each party shall be deemed to have the same status as Regulated Entity and/or Adhering Party as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of this Agreement and each party shall be deemed to have the status of “Covered Entity” or “Counterparty Entity” (or other similar term) as applicable to it under the Bilateral Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a “Covered Agreement,” MSCO shall be deemed a “Covered Entity” and

Counterparty shall be deemed a “Counterparty Entity.” In the event that, after the date of this Agreement, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph. In the event of any inconsistencies between this Agreement and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this paragraph, references to “this Agreement” include any related credit enhancements entered into between the parties or provided by one to the other.

“QFC Stay Rules” means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the FDIC under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements.

Remainder of Page Intentionally Blank

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us.

Confirmed as of the date first written above:

AAGES (AY Holdings) B.V.		MORGAN STANLEY & CO. LLC

By:	/s/ Ryan Farquhar	By:	/s/ Darren McCarley
Name:	Ryan Farquhar	Name:	Darren McCarley
Title:	Director A	Title:	Managing Director

By:	/s/ Laurens Klein
Name:	Laurens Klein
Title:	Director B